WINGSPAN HEALTH

World's first robo-advisor for your health


23andMe
dr. on demand
heal
Curology
PARTNERS HEALTHCARE
CHA Cambridge Health Alliance
FENWAY HEALTH
THE DERMATOLOGY INSTITUTE OF BOSTON
Beth Israel Deaconess Medical Center
aetna
UnitedHealthcare
Anthem
Walgreens
PillPack by amazon pharmacy
CVS pharmacy
Natural Cycles
fitbit
myfitnesspal

wingspanhealth.com San Francisco CA

Technology | Software | Female Founder | Bio Tech | Healthcare

Highlights

1. Integrated w/ 300+ health systems in <6 months with $0 funding. (Took Apple 6+ years to get as far)
2. Founder has 8+ years experience in health tech, including at Epic and Athenahealth
3. Founder w/ rare disease, 3+ years to diagnosis, app is inspired by spreadsheets she made to get dx
4. $50k investment from XX Team, 50k from President of Wealthfront, $15k grant from Y Combinator.

4. $50k investment from XX Team, 50k from President of Wealthfront, $15k grant from Y Combinator.

5. 30% MOM organic user growth

Our Team



Susanne Fortunato Founder

Susanne designed usability testing for Epic, created a transgender inclusive EHR, and launched the first AI tool that actually changed a doctor's mind.

> As a health tech expert with a rare disease, this problem is personal to me. Poor access and organization of my medical records kept me from a diagnosis for 3 years. Wingspan is based on the manual tools I used to make sense of my own health.





Gabrielle Pedriani Growth

Gabby led the PR launch of some of your favorite consumer & wellness brands.



Quinn Wang Medical Advisor

Quinn is a physician with incredible insight into patient / provider communication.

Finally, a robo-advisor for healthcare

Wingspan *automatically brings all your health history into one place* and delivers actionable reminders and insight into how your care compares to evidence-based standards.

The Patient Problem

Fractured medical care makes it hard to answer simple questions about your health.

- 93 percent of millennials do not schedule preventive physician visits. Less than half see primary care doctors at all. This means they aren't receiving preventative care, or having anyone looking at the big picture view of their health.

- 54 percent of millennials say they have been diagnosed with a chronic illness. These individuals require (but aren't receiving) attentive, consistent medical care.

- While 75% of doctors believe they communicate satisfactorily with their patients, only 21% of those patients agree.

Wingspan fills that gap.

Patient Problem:
Hard to Answer Simple Questions

When was my last <u>tetanus shot</u>?
Am I due for a <u>pap smear</u>?
Is my <u>blood pressure</u> normally this low?
Did all that <u>exercise</u> make me healthier?
How much did it cost when I had <u>strep</u>?
Am I being <u>screened for everything</u> I should be?

The Solution




THE DERMATOLOGY INSTITUTE OF BO
Beth Israel Deaconess Medical Center
CVS pharmacy
PillPack by amazon pharmacy
Walgreens
aetna
Anthem
UnitedHealthcare

Include patients in data aggregation to create true longitudinal records

Why Hasn't Anyone Done This Before?

Hard to get the data

Apple HealthKit has been around for 6 years and is only integrated with 318 (25%) health systems. Wingspan has been around for 10 months and is integrated with 700+ (50%) of health systems in the US.

We've used our insider industry knowledge and taken advantage of some rapidly changing regulations to scale *insanely fast*.

Hard to make sense of the data

Healthcare data is messy.

The same diagnosis or blood test can be documented in dozens of different ways. Our proprietary, AI-driven mapping infrastructure takes this messy data and makes sense of it - so that you can actually see trends in your test results.

We make a point of *making sense of your health records* so our users feel confident and empowered, not confused or uncomfortable. No one else has been able to build the mapping technology to do this.

Amazing! How do I sign up!?

With our Wefunder launch, Wingspan is ***now available to the public***.

Sign up, answer 5 quick questions, and immediately see what preventative care is recommended for you.

Then connect Wingspan to your existing doctor accounts so we can give you more insights. Don't have online accounts with your doctors yet? We help you create them.

When we show you your health information, we also explain what it means, so you feel *smarter*, not stressed.

Patient Problem:
Hard to Answer Simple Questions

When was my last tetanus shot?
Am I due for a pap smear?
Is my blood pressure normally this low?
Did all that exercise make me healthier?
How much did it cost when I had strep?
Am I being screened for everything I should be?



Traction - 700+ health systems, 30% MOM organic user growth

In the Bay Area that includes: Kaiser, Sutter, Stanford, and One Medical. This is way more comprehensive (and growing way faster) than Apple Health Kit or other competitors.



Our Team

Susanne (founder) got sick at 18 with a complex rare disease that went undiagnosed and untreated for 3 years. She was sent to specialist after specialist, lugging a giant 3 ring binder of her medical records with her.

It was not until she took those papers and turned them into a massive spreadsheet that she and her doctor were able to see what was actually going on.

She is not only the patient, but also a health tech and data expert - having previously worked in Product for Epic, Athenahealth, and OM1.

Research Data Market

Fractured clinical data isn't only a problem for patients and providers. That information is also what researchers use to define quality of care or figure out which condition to focus on next. How are we expected to rely on research that is built on top of flawed data?



Clinical & claims data rarely connected
No way to know if patients took prescribed meds
13% of patient IDs are corrupted
25+% missing medication data
30+% missing lab data
No additional wellness data
Can't tell when data is incorrect or incomplete

Market Size

The Patent Registry Data Market is valued at $1B in 2020 and has been growing 12% year-over-year. **With Wingspan's approach, we'll be able to bring to market** *much higher quality*, **more comprehensive data sets than exist today.**



What's next

User growth, user growth, user growth!

In beta, we've hit 30% MOM active user growth (or higher!) through referrals alone. Now we're launching broadly, with a goal of acquiring 5000+ users in the next 6 months.

Wingspan exists to make it easy for regular people to confidently navigate healthcare and get the care they need - regardless of what health insurance they have or which doctors they see.

We're looking to raise 400k to launch and bring Wingspan to everyone.

Downloads

Wingspan July 7 .pdf